UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-53276

BREWBILT BREWING INC.
(Exact name of registrant as specified in its charter)

110 Spring Hill Drive # 17 Grass Valley, CA 95945 (530) 206-0420
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 38.

Explanatory Note: BrewBilt Brewing Inc. (the “Company”) is filing this Form 15/A to withdraw the Form 15 originally filed by the Company with the Securities and Exchange Commission on September 3, 2024 (the “Original Filing”), and uncheck the box opposite “Rule 12h-3(b)(1)(i)” above, which was improperly checked in the Original Filing.

Pursuant to the requirements of the Securities Exchange Act of 1934, BrewBilt Brewing Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 17, 2024

BREWBILT BREWING INC.

		By:	/s/ Bennett Buchanan
Name: Bennett Buchanan
Title: Chief Executive Officer